Filed by:  RMH Teleservices, Inc. pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: RMH Teleservices, Inc.

Commission File No.: 0-21333

The following joint press release was issued by NCO Group, Inc. and RMH Teleservices, Inc. on November 18, 2003:

NEWS RELEASE

For Immediate Release

NCO GROUP PLANS TO EXPAND BUSINESS PROCESS OUTSOURCING PLATFORM

THROUGH THE ACQUISITION OF RMH TELESERVICES, INC.

HORSHAM, PA, and Newtown Square, PA, November 18, 2003—NCO Group, Inc. (“NCO”)(Nasdaq: NCOG), a leading provider of accounts receivable management and collection services, and RMH Teleservices, Inc. (“RMH”)(Nasdaq: RMHT), a leading provider of customer relations management services, announced today that they have entered into a definitive agreement where NCO will acquire RMH. The transaction is subject to a collar arrangement. As structured, RMH shareholders will receive $5.50 worth of NCO stock for each RMH share, as long as NCO’s stock price, based on NCO’s twenty-day average stock price prior to closing, is valued between $22.00 and $27.00 per share. Within this range, the acquisition will be funded with between 4.0 million and 3.3 million shares of NCO stock, respectively, for a total consideration of approximately $89.0 million. The complete terms of the collar arrangement are set forth in the merger agreement between the parties which will be filed with the SEC shortly. The transaction is expected to be tax-free to RMH shareholders.

NCO Group, Inc. is the largest provider of accounts receivable collection services in the world. NCO Group provides services to clients in the financial services, healthcare, retail and commercial, utilities, education, telecommunications, and government sectors

RMH provides customer relationship management services to major corporations in the technology, telecommunications, financial services, insurance, retail, transportation and logistics industries. RMH employs approximately 11,500 people and has approximately 7,400 workstations in 14 facilities throughout the United States, Canada, and the Philippines.

Commenting on the acquisition, Michael J. Barrist, Chairman and Chief Executive Officer of NCO, stated, “Over the past several years, we have successfully positioned NCO as the leading provider of outsourced accounts receivable services in the world. In conjunction with these endeavors, we have also spent a considerable amount of time and resources re-evaluating our client base, as well as the market opportunities, in order to properly align our service offerings with our clients’ needs. The acquisition of RMH is a critical step in our strategy of maximizing shareholder value by transitioning NCO into a global provider of Business Process Outsourcing services.

“We were attracted to RMH because it is one of the few companies in the CRM industry that has been able to effectively transition from outbound telemarketing to inbound customer care. In addition to the immediate near-term benefits we will gain by acquiring a leading provider of CRM services, the combination of NCO and RMH will create one of the largest and most robust service platforms in the world. Our combined capabilities will allow NCO to begin the process of blending multiple service offerings in order to provide solutions-based outsourcing to our clients.”

John A. Fellows, President and Chief Executive Officer of RMH, stated, “We feel that this transaction presents a tremendous opportunity for RMH’s shareholders, clients, and employees, to be a part of a strong company such as NCO. The services that RMH offers will complement NCO’s services well, and the combined company will be able to offer our clients a more wide range of customer relationship management solutions.”

The transaction is expected to be slightly accretive to NCO’s earnings in 2004 and increasingly accretive to NCO’s earnings in 2005 and beyond. The acquisition is expected to close during the first quarter of 2004 and is subject to customary closing conditions including formal approval by NCO’s lending group, approval by the shareholders of RMH, normal regulatory review and the expiration of applicable waiting periods.

NCO will host an investor conference call on Wednesday, November 19, 2003 at 11:30 a.m., ET, to discuss the items in this press release in more detail and to allow the investment community an opportunity to ask questions.

Interested parties can access the conference call by dialing (888) 209-7450 (domestic callers) or (706) 643-7734 (international callers). A taped replay of the conference call will be made available for thirty days and can be accessed by interested parties by dialing (800) 642-1687 (domestic callers) or (706) 645-9291 (international callers) and providing the pass code 4134037.

Certain shareholders of RMH holding approximately 38% of RMH’s common stock, on a fully-diluted basis, have agreed to vote their shares in favor of the merger.

The proposed merger will be submitted to RMH’s shareholders for their consideration. NCO and RMH will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. SHAREHOLDERS OF RMH ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, BEFORE MAKING ANY DECISION REGARDING THE MERGER. Shareholders of RMH will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about NCO or RMH, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to NCO at 507 Prudential Road, Horsham, Pennsylvania 19044, or RMH at 15 Campus Boulevard, Newtown Square, Pennsylvania 19073.

RMH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RMH in connection with the merger. Information about the directors and executive officers of RMH and their ownership of RMH common stock is set forth in the proxy statement, for RMH’s 2003 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger when it becomes available.

For further information:

At NCO Group, Inc.

Michael J. Barrist, Chairman and CEO

Steven L. Winokur, EVP, Finance and CFO

Paul E. Weitzel, Jr., EVP, Corporate Development and International Operations

(215) 441-3000

www.ncogroup.com

At RMH Teleservices, Inc.

John R. Schwab, CFO

(610) 325-3100

jschwab@rmh.com

Certain statements in this press release, including, without limitation, statements as to the impact of acquisitions, statements as to NCO’s, RMH’s, or their respective management’s beliefs, expectations or opinions, and all other statements in this press release, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause actual results to differ materially from the expected or planned results. In addition to the factors discussed above, certain other factors, including without limitation, risks relating to acquisitions including possible unknown liabilities, the risk that NCO or RMH will not be able to implement its business strategy as and when planned, risks related to the final outcome of the environmental liability, risks related to past and possible future terrorists attacks, risks related to the economy, the risk that NCO or RMH will not be able to improve margins, risks relating to growth and future acquisitions, risks related to fluctuations in quarterly operating results, risks related to the timing of contracts, risks related to international operations, risks relating to any adverse impact of restating NCO’s or RMH’s historical financial statements and other risks detailed from time to time in NCO’s and RMH’s filings with the Securities and Exchange Commission, including the Annual Report of NCO and RMH on Form 10-K, as amended, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements. NCO and RMH disclaim any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.